Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Fund For Utah (the "Fund") was held on September 26, 2003. The holders of shares representing 76% of the total net asset value of the shares entitled to vote were present in person or by proxy.
At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee			For		Withheld

		Lacy B. Herrmann		7,584,343	27,293
		Gary C. Cornia		7,592,510	19,126
		William L. Ensign		7,592,510	19,126
		Diana P. Herrmann		7,576,793	34,843
		Lyle W. Hillyard		7,581,040	30,596
		Anne J. Mills		7,582,907	28,729


2. To ratify the selection of KPMG LLP as the Fund's independent auditors.

Number of  Votes:

		For			Against		Abstain

		7,510,954		60,346		40,336